United States securities and exchange commission logo





                            May 3, 2024

       Adam Stone
       Chief Executive Officer
       Aja Holdco, Inc.
       51 Astor Place, 10th Floor
       New York, New York 10003

                                                        Re: Aja Holdco, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 19,
2024
                                                            File No. 333-278811

       Dear Adam Stone:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       Summary
       Adagio Business Summary, page 1

   1. We note your revised disclosure in response to prior comment 6 and reissue in part. Please briefly explain the way
or ways that your preliminary data suggests more favorable
                                                        combinations of safety,
acute and chronic effectiveness as compared to the current
                                                        standard of care.
       Certain Agreements Related to the Business Combination
       Subscription Agreements, page 8

   2. We note your revised disclosure in response to prior comment 14. We also note that under the terms of the
subscription agreements, the PIPE Investors will purchase Class A ordinary shares in the
open market and agree not to redeem such shares prior to the closing date in
exchange for the issuance of shares of New Adagio common stock and warrants. As such, the
subscription agreements appear to contemplate the purchase of
 Adam Stone
Aja Holdco, Inc.
May 3, 2024
Page 2
         Class A ordinary shares by the PIPE Investors outside the redemption offer in exchange for consideration paid by New Adagio. Please provide us with your analysis as to how the purchases under these agreements comply with Rule 14e-5. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01
         (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.
Organizational Structure, page 11

3. We note your response to prior comment 11 and your revised disclosure. Please also identify Aja HoldCo, Inc. in the organizational structure.
Sources and Uses of Funds for the Business Combination, page 23

4. We note your tabular presentation of sources of funds. Please address each of the following:

                Expand footnote 2 to disclose that the number of New Adagio options to be issued to
              Adagio   s option holders is 1,110 and how you calculated that
the net cash proceeds
              will be $24 million.

                We note that you have included $45 million for PIPE Financing and also $20 million for the New Adagio Convertible Notes, which would result in an additional $65 million of financing. Please reconcile this disclosure with your disclosure throughout the Form S-4 that the Subscription Agreements and associated PIPE Financing is an approximate total of $45 million.

                In terms of the $20 million of New Adagio Convertible Notes, please revise footnote
              3 to clarify why it is appropriate to include the $7 million that represents a conversion
              of Adagio   s $7 million 2024 Bridge Financing Note already paid
to Adagio by the
              Perceptive PIPE Financing.

                Please revise footnote 3 to clarify whether the condition for the $7.5 million New
              Adagio Convertible Note to the Convert Investor is met for each scenario.

                Please reconcile the significant differences between your presentation of the estimated remaining cash to New Adagio Balance Sheet and pro forma cash prepared in accordance with Article 11 of Regulation S-K and why you believe it is appropriate to present such an amount.
Nasdaq mayLastNameAdam
FirstName   delist ARYA's Stone
                             Class A ordinary shares from its exchange, page 97
Comapany
5.         NameAja
       We note       Holdco, Inc.
               your response   to prior comment 39 and your revised risk factor
disclosure. Please
May 3,disclose the2date of the upcoming Nasdaq hearing.
       2024 Page
FirstName LastName
 Adam Stone
FirstName
Aja Holdco,LastNameAdam  Stone
             Inc.
Comapany
May  3, 2024NameAja Holdco, Inc.
May 3,
Page 3 2024 Page 3
FirstName LastName
Background of the Business Combination, page 130

6. We note your revised disclosure in response to prior comment 15 and reissue in part. You state on page 138 that "the prospective PIPE Investors conveyed to Jefferies their proposed subscription amounts, and based on PIPE Investor feedback, ARYA and
         Adagio   s discussions with Jefferies and Stifel and the perspectives and recommendations
         offered by such financial advisors, ARYA and Adagio agreed to revise the fixed pre-
         transaction equity value of Adagio to $24 million." Please disclose how the parties arrived at the $24 million pre-transaction equity valuation, including the methodology employed in reaching the valuation. Additionally, please explain the factors that resulted in this valuation being significantly lower than the previous $75 million valuation.
7. We note your revised disclosure in response to prior comment 16 that "Adagio has developed a two-year go-forward business plan, contemplating expenses of $48 million during such time." Please clarify if there were any other terms included in the financial projections in addition to the $48 million of expenses.
8.       We note your disclosure on pages 141-142 that on February 13, 2024,
"ARYA   s
         independent directors, in a separate vote, and the entire ARYA Board each adopted and approved" resolutions to approve the Business Combination. Please clarify if these approvals were unanimous or if there were any abstentions or dissenting votes.
Unaudited Pro Forma Condensed Combined Financial Information, page 166
Note 1. Description of the Transaction, page 182

9. We note that under the Subscription Agreements / PIPE Financing, the Perceptive PIPE
         Investor and Other PIPE Investors have committed to providing financing of approximately $45 million that is comprised of multiple components. To allow an investor to better understand the components of this financing, please provide a table of the components of this financing and provide a label to the disclosures that provides additional details for each component.
10. We note your disclosures in the first full paragraph on page 183 that as part of the PIPE
         Financing, the PIPE Investors will also subscribe for base warrants or a combination of base warrants and pre-funded warrants. However, we did not note any adjustment for this portion of the PIPE Financing to the pro forma balance sheet. Please address this inconsistency.
11. Please disclose the amount of available unrestricted cash on the Closing Date required for the closing of the $7.5 million financing by a Convert Investor, whether the pro forma scenarios presented fulfill this requirement, and whether both scenarios should assume receipt of the $7.5 million financing.
Note 2. Basis of Pro Forma Presentation, page 184

12. We note your response to comment 22. Please further address each of the following to
 Adam Stone
FirstName
Aja Holdco,LastNameAdam  Stone
             Inc.
Comapany
May  3, 2024NameAja Holdco, Inc.
May 3,
Page 4 2024 Page 4
FirstName LastName
         allow us to better understand your conclusion that Adagio meets the definition of a VIE in
         ASC 810.

                We note that you evaluated Adagio   s facts and circumstances
 as of the date at which
              Adagio became involved with the Registrant    per ASC
810-10-25-37. Please tell us
              your consideration of the guidance in ASC 810-10-35-4. In this regard, we note that
              prior to the merger transaction, Adagio   s preferred stock and
October 2022
              convertible notes will convert into shares of Adagio   s common
stock. Further, we
              note that in connection with the merger transaction, Subscription Agreements were entered into for approximately $45 million and ARYA has $32.3 million in its Trust
              Account that is fully available under the no further redemption scenario.

                Please provide us with a more comprehensive analysis of your conclusion that
              Adagio does not have sufficient equity to finance its operations in accordance with
              ASC 810-10-14.a. and ASC 810-10-25-45 through 25-47. As part of your response,
              ensure that you clearly disclose and quantify the equity at-risk, including why you have included or excluded any equity or temporary equity instruments and how you assessed the fair value of those instruments. Also tell us how the equity at-risk
              compares to the fair value of Adagio   s total assets and your
estimate of expected
              losses, including what those expected losses represent and how you arrived at that estimate.

                We note that you have identified ListCo (i.e., Aja HoldCo, Inc.) as the accounting acquirer. Please tell us your consideration of the guidance in ASC 805105515 in arriving at this conclusion.

                To the extent that you continue to conclude that Adagio is a VIE and the accounting acquiree in accordance with ASC 805, please also address whether
Adagio   s
              historical financial statements will be reflected as the predecessor and the implications to the pro forma financial statements including the impact on the equity section.

                To the extent that you conclude that Adagio does not meet the definition of a VIE, please provide us with your analysis of the entity with financial controlling interest in accordance with ASC 805-10-25-5 with reference to ASC 810-10-15-8. If there is no clear indication from this guidance, provide us with your analysis of the factors in
              ASC 805-10-55-11 through 55-15.
13. We note your statement under Scenario 2 that you are assuming that both Adagio and
         ARYA agree to waive their rights to terminate the Business Combination agreement, as the Aggregate Transaction Proceeds is not equal to or greater than $50 million. Please expand your disclosures to clarify what will happen if one or both of the parties do not waive their right to terminate the Business Combination. Also, please include all material terms of the Transaction within Note 1, which is to include any material requirements to
 Adam Stone
Aja Holdco, Inc.
May 3, 2024
Page 5
         be met for the Business Combination to be consummated as previously requested in comment 21.
14. We note your tabular presentations of the pro forma ownership of shares of New Adagio
         Common Stock on a non-dilutive basis and also dilutive basis. To allow investors to better understand the terms of the merger transactions and also the financing transactions and with reference to your disclosures in Note (S) on page 191, please present the conversion
         of Adagio   s liabilities and equity outstanding prior to the Closing
as either one line item or
         separately presenting the components that then sum to one amount with the percentage ownership. In this regard, it appears that interests held in Adagio by the Perceptive PIPE
         Investor and Other PIPE Investors are reflected in those line items along with the interests to be acquired through the Subscription Agreements and PIPE Financings that are separate from the Merger transaction. As of December 31, 2023, there are 4,939,946 shares of
         Adagio   s Preferred Stock outstanding. However, only 3,757,752 of
those shares are
         included in the Adagio shareholders line. We also note that currently outstanding Adagio convertible notes payable that will convert into New Adagio Common Stock are also not included in the Adagio shareholders line. Finally, if the number of shares attributable to
         Adagio shareholders does not agree to the number of shares used to estimate the purchase price, include a comprehensive disclosure explaining the differences.
Note 4. Preliminary Allocation of Purchase Price, page 187

15.      Please expand your footnote disclosure to provide the calculation of the total
         consideration transferred in accordance with the guidance in ASC 805-30-30 and ASC
         805-40-30-1 through 30-2. Refer to ASC 805-30-50-1.b. for guidance regarding disclosures.
16. We note that you used the cost approach to estimate the fair value of the developed technology and IPR&D. Please provide us with a comprehensive explanation as to how you concluded the cost approach is the most reasonable method for estimating fair value and the specific references to the guidance supporting your conclusion. In addition, tell us why the goodwill estimated to be recognized significantly exceeds the fair value of the developed technology and IPR&D considering the nature of the activities of Adagio, which appears to be research and development focused.
17. Other than for the intangible assets, it appears that you have prepared the allocation of the consideration to the assets acquired and liabilities assumed based on
Adagio   s historical
       carrying values rather than the estimated fair values in accordance with ASC 805-20-30.
FirstName LastNameAdam Stone
       Please revise the purchase price allocation to include estimates of fair value. Also provide
Comapany   NameAjaofHoldco,
       a description           Inc.
                        the assumptions used to estimate material assets and liabilities at fair
May 3,value.  Refer5to ASC 805-20-50-1 for the required disclosures.
        2024 Page
FirstName LastName
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FirstName
Aja Holdco,LastNameAdam  Stone
             Inc.
Comapany
May  3, 2024NameAja Holdco, Inc.
May 3,
Page 6 2024 Page 6
FirstName LastName
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
189

18. Please revise note (G) to clearly explain each of the components of the adjustments included on the face of the pro forma balance sheet and to exclude references to transactions that are not part of the adjustments being referenced by this note. In this regard, we note references to the 349,654 shares represented by the release of cash from the Trust Fund in note (A) and the $20 million of New Adagio Convertible Notes represented by note (I). Please also ensure your disclosures provide clear and sufficient information for investors to calculate the adjustment amounts. Specifically, please disclose the net cash value for the sales of New Adagio Common Stock. Finally, please explain the difference between the sale of 6,545,953 shares of New Adagio Common
         Stock to be sold pursuant to the Subscription Agreements in connection with the PIPE
         Financing and the sale of 3,546,634 shares of New Adagio Common Stock including the timing of the sales of these shares. In this regard, note (S) only includes the sale of the
         3,546,634 shares of New Adagio Common Stock and not also the sale of 6,545,953 shares of New Adagio Common Stock.
19. Please expand note (I) to disclose your accounting for the $20 million New Adagio
         Convertible Notes and 1.5 million warrants; how you estimated the value for the notes and the warrants.
20. Please expand notes (J), (K), (U) and (V), as appropriate, to clearly disclose how the acquisition of Adagio in accordance with ASC 805 has been reflected in the pro forma balance sheet.
21. In note (L), you state that the preliminary estimated direct and incremental transaction costs to be incurred by Adagio of $6 million and by ARYA of $3 million will be recognized as a charge to additional paid-in capital for Adagio and as a charge to expenses for ARYA. Please tell us the authoritative literature that supports your intended accounting following your conclusion of their role as accounting acquirer or acquiree under the merger.
22. Please expand note (P) to show your calculation of the $36.8 million deferred tax asset and $8.4 million deferred tax liability. Please also explain to us why you believe the net deferred tax asset position being appropriate under ASC 740 considering the cumulative loss position of the company.
Business of Adagio and Certain Information About Adagio, page 221

23. We note your revised disclosure in response to prior comment 25 and reissue in part. With respect to the CAGRs listed on page 222, please discuss any material assumptions underlying these projections.
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FirstName
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             Inc.
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May  3, 2024NameAja Holdco, Inc.
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Clinical Data, page 237

24. We note your response to prior comment 28 and your revised disclosure. If true, revise the last column on page 237 to clarify that the SAE was a death that occurred, or advise.
Index to Financial Statements, page F-1

25. As previously requested in comment 37 and pursuant to Item 14(e) of the Form S-4, please provide financial statements of the registrant, Aja HoldCo, Inc., from which shares are being issued and shareholders are voting on the issuance by Aja HoldCo, Inc. of those shares. Also include the registrant in a separate column in the pro forma financial information provided in accordance with Article 11-02(a)(4) of Regulation S-X.
Exhibit 23.2, page II-4

26. Please request WithumSmith+Brown, PC to revise its consent to (a) ensure the audit report date agrees to the date of the audit report included in the Form S-4 and (b)
         specifically identifies the financial statement periods covered by the identified report.
General

27. We note your revised disclosure in response to prior comment 40 and your statement that
         "GS has not otherwise reviewed this proxy statement/prospectus." Please clarify if ARYA provided a copy of the revised disclosure to Goldman Sachs and if Goldman Sachs provided any response or feedback regarding the disclosure. In addition, disclose what relationship existed between Goldman Sachs and ARYA after the close of the IPO, including any financial or merger-related advisory services conducted by Goldman Sachs.
         For example, clarify whether Goldman Sachs had any role in the identification or evaluation of business combination targets. If Goldman did not provide any services to you, ARYA or Adagio after ARYA's IPO and until July 2022, please revise your disclosure to make that clear.
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             Inc.
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May  3, 2024NameAja Holdco, Inc.
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tracey Houser at 202-551-3736 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Tonya Aldave at 202-551-3601 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Peter Seligson, Esq.